

October 12, 2023

Shankar Musunuri
Chief Executive Officer
Ocugen, Inc.
11 Great Valley Parkway
Malvern, Pa 19355

      Re: Ocugen, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 28, 2023
          File No. 001-36751

Dear Shankar Musunuri:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences